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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                           SUN HYDRAULICS CORPORATION
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                  866942 10 5
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                                 (CUSIP Number)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 866942 10 5                   13G                         Page 2 of 8
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 1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons
    (Entities Only)

                               Robert S. Ferrell
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 2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                        (b) [ ]

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 3) SEC Use Only

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 4) Citizenship or Place of Organization

                                      U.S.

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        Number of        (5) Sole Voting Power

         Shares

      Beneficially       (6) Shared Voting Power

        Owned by                  322,537

          Each           (7) Sole Dispositive Power

        Reporting

         Person
                         (8) Shared Dispositive Power
          With
                                  322,537
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 9) Aggregate Amount Beneficially Owned by Each Reporting Person

                                    322,537

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10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares        [ ]
    (See Instructions)

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11) Percent of Class Represented by Amount in Row (9)
                                     5.05%

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12) Type of Reporting Person (See Instructions)
                                       IN

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CUSIP NO. 866942 10 5                 13G                           Page 3 of 8
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 1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons
    (Entities Only)

                                 Ann R. Ferrell
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 2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                        (b) [ ]

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 3) SEC Use Only

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 4) Citizenship or Place of Organization

                                      U.S.
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        Number of        (5) Sole Voting Power

         Shares

      Beneficially       (6) Shared Voting Power

        Owned by                  322,537

          Each           (7) Sole Dispositive Power

        Reporting

         Person          (8) Shared Dispositive Power

          With                    322,537
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 9) Aggregate Amount Beneficially Owned by Each Reporting Person

                                    322,537

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10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares        [ ]
    (See Instructions)

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11) Percent of Class Represented by Amount in Row (9)
                                     5.05%

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12) Type of Reporting Person (See Instructions)
                                       IN
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CUSIP NO. 866942 10 5                 13G                           Page 4 of 8
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 1) Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons
    (Entities Only)

                               Bradley S. Ferrell

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 2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                        (b) [ ]

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 3) SEC Use Only

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 4) Citizenship or Place of Organization

                                      U.S.
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        Number of        (5) Sole Voting Power

         Shares                   38,205

      Beneficially       (6) Shared Voting Power

        Owned by                  421,437

          Each           (7) Sole Dispositive Power

        Reporting                 38,205

         Person
                         (8) Shared Dispositive Power
          With
                                  421,437
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 9) Aggregate Amount Beneficially Owned by Each Reporting Person

                                    459,642
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10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares        [ ]
    (See Instructions)

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11) Percent of Class Represented by Amount in Row (9)
                                     7.20%

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12) Type of Reporting Person (See Instructions)
                                       IN
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CUSIP NO. 866942 10 5                 13G                           Page 5 of 8
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Item 1(a).   Name of Issuer:

                           SUN HYDRAULICS CORPORATION

Item 1(b).   Address of Issuer's Principal Executive Offices:

                          1500 West University Parkway
                               Sarasota, FL 34243

Item 2(a).   Name of Person Filing:

                               Robert S. Ferrell
                                 Ann R. Ferrell
                               Bradley S. Ferrell

Item 2(b).   Address of Principal Business Office or, if none, Residence:

                            5924 Cranbrook Way, #101
                                Naples, FL 34112

Item 2(c).   Citizenship:

                                      U.S.

Item 2(d).   Title of Class of Securities:

                                  Common Stock

Item 2(e).   CUSIP Number:

                                  866942 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the filing person is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act;
(b) [ ] Bank as defined in Section 3(a)(6) of the Act;
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [ ] Investment company registered under Section 8 of the Investment Company Act;
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;




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CUSIP NO. 866942 10 5                 13G                           Page 6 of 8
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(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.      Ownership:

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned: See Response to Item 9 on cover pages.

         (b) Percent of Class: See Response to Item 11 on cover pages.

         (c) Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:
                    See Response to Item 5 on cover pages.

              (ii)  shared power to vote or to direct the vote:
                    See Response to Item 6 on cover pages.

              (iii) sole power to dispose or to direct the disposition of:
                    See Response to Item 7 on cover pages.

              (iv)  shared power to dispose or to direct the disposition of:
                    See Response to Item 8 on cover pages.

Item 5.      Ownership of Five Percent or Less of a Class:
                                 Not applicable
Item 6.      Ownership of More than Five Percent on Behalf of Another Person:
                                 Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
             Company:
                                 Not applicable
Item 8.      Identification and Classification of Members of the Group:
                                 Not applicable
Item 9.      Notice of Dissolution of Group:
                                 Not applicable
Item 10.     Certification:
                                 Not applicable




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CUSIP NO. 866942 10 5                 13G                           Page 7 of 8
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2000


                                                 /s/ Robert S. Ferrell
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                                                 Robert S. Ferrell


                                                 /s/ Ann R. Ferrell
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                                                 Ann R. Ferrell


                                                 /s/ Bradley S. Ferrell
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                                                 Bradley S. Ferrell















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CUSIP NO. 866942 10 5                 13G                           Page 8 of 8
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                                   EXHIBIT A

                            RULE 13d-1(k) AGREEMENT

         The undersigned agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Sun Hydraulics Corporation at December 31, 1999.

                                                 /s/ Robert S. Ferrell
                                                 -------------------------------
                                                 Robert S. Ferrell


                                                 /s/ Ann R. Ferrell
                                                 -------------------------------
                                                 Ann R. Ferrell


                                                 /s/ Bradley S. Ferrell
                                                 -------------------------------
                                                 Bradley S. Ferrell